Exhibit No. 15.6

Robin Sosnow, Esq., Managing Partner 648 Broadway, Suite 1000 New York, NY 10012 OFFICE: 646-543-6061 | CELL: 917-969-2147 EMAIL: robin@jobsactlawyer.com WEB: www.jobsactlawyers.com

January 29, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, DC 20549

Attn:	William Demarest

Robert Telewicz

Jonathan Burr

Pamela Long

Re:	Concreit Fund I LLC

Amendment No. 1 to

Draft Offering Statement on Form 1-A

Submitted on January 13, 2020

CIK 0001781324

Dear Ladies and Gentlemen:

On behalf of Concreit Fund I LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 22, 2020 relating to the Company’s Amendment No.1 to the Offering Statement on Form 1-A (CIK No. 0001781324) filed with the Commission on January 13, 2020 (the “Offering Statement”).

The Company’s concurrently filing via EDGAR Amendment No. 2 of the Offering Statement (“Amendment No.2”).

In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 2. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 2. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

DRAFT OFFERING STATEMENT ON FORM 1-A SUBMITTED ON JANUARY 13, 2020

BY PURCHASING INVESTOR SHARES IN THIS OFFERING, YOU ARE BOUND BY THE FEE-SHIFTING PROVISION…, PAGE 13

1. We note your revised disclosure on page 13 states that if a party bringing a claim against you does not, “in a judgment on the merits, substantially achieve, in substance and amount, the full remedy sought” that party would be obligated to reimburse you for all reasonable costs. Please revise to clarify the meaning of “substantially achieve, in substance and amount”. In this regard, please also clarify whether you intend to interpret or apply this language as broadly as possible.

RESPONSE TO COMMENT 1:

In response to the Staff’s comment, the Company has revised section 8.7 of its Subscription Agreement to state a fee-shifting provision in favor of a “prevailing party” and has revised the related disclosure on page 13 accordingly to elaborate on the risks associated therewith.

Pursuant to Delaware law, to be a “prevailing party,” a litigant must achieve predominance in the litigation. 2009 Caiola Family Tr. v. PWA, LLC, CV 8028-VCP, 2015 WL 6007596, at *33 (Del. Ch. 2015) (unpublished opinion) (quoting Vianix Del. LLC v. Nuance Commc’ns, Inc., 2010 WL 3221898, at *28 (Del. Ch. 2010) (citation omitted) (quoting Brandin v. Gottlieb, 2000 WL 1005954, at *28 (Del. Ch. 2000)). In order to be predominant in the litigation, a litigant must prevail on the case’s chief issue. 2009 Caiola Family Tr. v. PWA, LLC, CV 8028-VCP, 2015 WL 6007596, at *33 (Del. Ch. 2015) (quoting

W. Willow-Bay Court, LLC v. Robino-Bay Court Plaza, LLC, 2009 WL 458779, at *9 (Del. Ch. 2009)). A case’s chief issue has to be determined by the respective court on a case by case analysis and there can be more than one ‘chief’ issue in a case. Cf. Mrs. Fields Brand, Inc. v. Interbake Foods LLC, CV 12201-CB, 2018 WL 300454, at *3 (Del. Ch. 2018).

Further, courts have regularly interpreted fee-shifting provisions, similar or identical to the one contained in section 8.7 of the Subscription Agreement, under an “all or nothing approach” rather than a “claim-by-claim approach.” Dittrick v. Chalfant, CIV.A. 2156-S, 2007 WL 1378346, at *2 (Del. Ch. 2007) (quoting Comrie v. Enterasys Networks, Inc., CIV.A. 19254, 2004 WL 936505, at *2 (Del. Ch. Apr. 2004; Brandin v. Gottlieb, 2000 WL 1005954, at *28 (Del. Ch. 2000)). The all or nothing approach as opposed to a claim-by-claim approach mandates to shift the fees entirely to the prevailing party. See Vianix Del. LLC v. Nuance Commc’ns, Inc., 2010 WL 3221898, at *28 (Del. Ch. 2010) (quoting Brandin v. Gottlieb, 2000 WL 1005954, at *28 (Del. Ch. 2000). Thus, under any such fee-shifting provision, the prevailing party is entitled to recover all of its costs and fees, regardless of whether the party prevails on every claim disputed in the litigation. Brandin v. Gottlieb, 2000 WL 1005954, at *28 (Del. Ch. 2000).

Accordingly, and under the analysis set forth above, an individual investor prevailing in a litigation against the Company would typically be expected to be entitled to recover all of its costs and fees incurred under any such litigation. However, and as a matter of fact, given this analysis, courts will have to inquire as to the most reasonable reading of section 8.7 of the Company’s Subscription Agreement taking into account the specific circumstances of each individual case brought by or against the Company.

The scope of section 8.7 of the Subscription Agreement is to be given the broadest possible interpretation that is enforceable under the above analysis.

DESCRIPTION OF MEMBERSHIP INTERESTS AND CERTAIN PROVISIONS OF OUR OPERATING AGREEMENT, PAGE 53

2. Disclosure on page 53 and in your LLC Agreement indicates that your Manager may divide the Investor Shares into one or more series and determine the rights and preferences for each series. Please clarify whether you intend to be a Series LLC under Delaware law and whether specific assets and liabilities will be associated with each series of Investor Shares.

RESPONSE TO COMMENT 2:

In response to the Staff’s comment, the Company clarifies that even though the Company’s Operating Agreement allows for unlimited division of Investor Shares into one or more series and assign specific rights and preferences with each such series, the Company does not intend to be a Series LLC under Delaware law and neither its assets nor its liabilities will thus be associated with any such series.

3. Please clarify when you intend that the manager will be able to divide the Investor Shares, and whether this offering circular will be used to offer one or more specific series of Investor Shares. Note that you may not conduct a delayed offering of a series of Investor Shares in reliance on Regulation A and that all of the information regarding the rights and preferences for the securities you are offering must be included in the offering circular at the time of qualification.

RESPONSE TO COMMENT 3:

In response to the Staff’s comment, the Company clarifies that according to section 3.1 of the Company’s Operating Agreement, the Company’s Manager is legally allowed to divide the Investor Shares into one or more series. Notwithstanding the foregoing, the Company and/or the Manager do not intend to divide the Investor Shares, and this Offering Statement will not be utilized to offer one or more specific series of investor shares, except for the Investor Shares discussed in the Offering Statement. The Company acknowledges the Staff’s comment and understands that the Company may not conduct a delayed offering of a different series of Investor Shares in reliance on Regulation A and that all of the information regarding the rights and preferences for the securities must be included in the Offering Statement at the time of qualification.

DISTRIBUTIONS, PAGE 53

4. We note your response to comment 6. Please disclose that the Preferred Return Hurdle is five percent per annum of the investor member’s investment.

RESPONSE TO COMMENT 4:

In response to the Staff’s comment, the Company has updated page 53 of the Offering Statement to disclose that the Preferred Return Hurdle is five percent per annum of the Investor Member’s investment.

REQUIREMENTS FOR QUALIFICATION

GENERAL, PAGE 69

5. Please revise to disclose share ownership requirements at items (5) and (6) of the list on page 69. We note that you refer to these requirements in your discussion following this list.

RESPONSE TO COMMENT 5:

In response to the Staff’s comment, the Company has updated page 69 of the Offering Statement to disclose item (5) and (6) of the share ownership requirements list.

FINANCIAL STATEMENTS

NOTE 6 – SUBSEQUENT EVENTS, PAGE F-14

6. We note you acquired a minority interest in a private REIT in July 2019. Please tell us how you considered the need to provide the financial statements required by Rule 8-04 of Regulation S-X. In your response, explain to us whether you will account for your investment using the equity method of accounting and the basis for your conclusion.

RESPONSE TO COMMENT 6:

In response to the Staff’s comment, the Company respectfully submits that it has assessed Rule 8-04 of Regulation S-X and determined that financial statements of the private REIT the Company acquired a minority interest in July 2019 are not required thereunder. Rule 8-04 of Regulation S-X sets forth that “if a business combination has occurred or is probable, financial statements of the business acquired or to be acquired shall be furnished for the periods specified” therein. The minority investment in the private REIT does not qualify as a business combination as defined in Rule 501(d) of Regulation D. 17 CFR Section 230.501. Neither is the minority investment in the private REIT a type of transaction set forth in Rule 145(a) under the Securities Act of 1933 (the “Act”) nor is it a transaction where the Company, in exchange for all or a part of its own or its parent’s stock, has received stock from the private REIT that would allow the Company to gain control over the private REIT. In fact, the Company has invested in an ownership interest of 0.059% in the private REIT.

Further, in response to the Staff’s comment, the Company supplementally submits that is has analyzed Rule 8-04(a)(1) of Regulation S-X and determined that it will not account for its minority investment in the private REIT under the equity method. The Financial Accounting Standards Board Accounting Standards Codification (the “FASB ASC”) 323-10-05-5 provides that “the equity method tends to be most appropriate if an investment enables the investor to influence the operating or financial decisions of the investee. The investor then has a degree of responsibility for the return on its investment, and it is appropriate to include in the results of operations of the investor its share of the earnings or losses of the investee. Influence tends to be more effective as the investor’s percent of ownership in the voting stock of the investee increases. Investments of relatively small percentages of voting stock of an investee tend to be passive in nature and enable the investor to have little or no influence on the operations of the investee.” In contrast, the ownership interest in the private REIT acquired by the Company amounts to an interest of 0.059% in the private REIT and does not enable the Company to influence the operating or financial decisions of the private REIT. Rather, the ownership interest, amount to 0.059%, is passive in its nature and enables the Company to have little or no influence whatsoever in the operations of the private REIT. As a result, and under the GAAP, the investment in the private REIT should not be accounted for under the equity method.

*****

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to contact me at 917-969-2147.

Respectfully,

/s/ Robin Sosnow
Robin Sosnow, Esq.
Sosnow & Associates PLLC

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